For Immediate Release

Contact:
ATA Inc. Carl Yeung, CFO Email: ir@ata.net.cn	CCG Elite Investor Relations Crocker Coulson, President Phone: +(1) 646-213-1915

Phone: +(86) 10 65181122-5107	Email: crocker.coulson@ccgir.com Ed Job, CFA Phone: +(1) 646-213-1914 Email: ed.job@ccgir.com

ATA Announces Preliminary Results for Fourth Quarter and
Fiscal Year Ended March 31, 2008

BEIJING, May 16, 2008 — ATA Inc. (“ATA” or the “Company”) (NASDAQ: ATAI), the leading provider of computer-based testing and testing-related services in China, today announced its preliminary unaudited financial results for its fiscal fourth quarter ended March 31, 2008 (“Fourth Quarter 2008”) and fiscal year ended March 31, 2008 (“Fiscal Year 2008”).

The following is an estimate of our preliminary unaudited financial results for the fourth quarter and fiscal year ended March 31, 2008 and these estimates remain subject to change. These results may, for example, become subject to adjustment based upon, among other things, completion of our full year reporting processes, and our audited results could differ materially from the estimates provided below. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see the section entitled “Cautionary Note Regarding Forward Looking Statements” at the end of this press release.

Fourth Quarter 2008 Highlights (Preliminary)

■	Net revenues increased by 84.0% year-over-year to approximately RMB29.8 million (US$4.3 million).
■	Gross profit increased by 290.3% year-over-year to approximately RMB16.7 million (US$2.4 million).
■	Loss from operations decreased to approximately RMB4.6 million (US$0.7 million) from RMB12.6 million in the same period last year.
■	Net loss was approximately RMB10.8 million (US$1.5 million) compared to a net loss of RMB11.8 million in the same period last year.
■	Net loss excluding share-based compensation expense and
foreign currency exchange losses (non-GAAP) was
approximately RMB1.3 million (US$0.2 million) compared
to RMB11.1 million in the same period last year.
■	Basic and diluted loss per ADS were expected to be
RMB0.60 (US$0.09). Basic and diluted loss per ADS
excluding share-based compensation expense and foreign
currency exchange losses (non-GAAP) were expected to be
RMB0.07 (US$0.01). Each ADS represents two common
shares of the Company.
■	For the quarter, ATA delivered approximately 597,000 tests, an increase of 89.0% year-over-year. In addition, average revenue per test increased to RMB19.1 from RMB9.9 in the same period last year.
Fiscal Year 2008 Highlights (Preliminary)
■	Net revenue increased approximately by 103.6% year-over-year to RMB172.8 million (US$24.6 million).
■	Gross profit increased approximately by 141.9% year-over-year to RMB105.9 million (US$15.1 million).
■	Income from operations increased to approximately RMB25.6 million (US$3.7 million) compared to a loss from operations of RMB19.6 million in the previous year.
■	Net income was approximately RMB15.1 million (US$2.2 million), compared to a loss of RMB16.8 million in the previous year.
■	Net income excluding share-based compensation expense
and foreign currency exchange losses, net (non-GAAP)
was approximately RMB30.5 million (US$4.4 million),
compared to a loss of RMB13.4 million in the previous
year.
■	Basic and diluted earnings per ADS were expected to be
RMB1.19 (US$0.17) and RMB0.80 (US$0.11), respectively.
Basic and diluted earnings per ADS excluding
share-based compensation expense and foreign currency
exchange losses (non-GAAP) were RMB2.40 (US$0.34) and
RMB1.62 (US$0.23), respectively.
■	For the full year, ATA delivered approximately 3.6 million tests, an increase of 8.9% year-over-year while average revenue per test increased to RMB21.5 from RMB7.4 in the same period last year.

“We are happy with our performance for 2008 and are very excited about what we can achieve for 2009,” said Kevin Ma, ATA’s Chairman and Chief Executive Officer. “We believe we remain the leading player in China’s computer-based testing services market and are well positioned for further growth.”

ATA’s Chief Financial Officer, Carl Yeung, stated, “Our revenue and operating profitability for the full year has reached new milestones. For the quarter, despite a continuing slow down in growth of our test-based educational services and a delay in the launch of nationwide internet cafe licensure testing, we have continued to meet our revenue and profitability expectations as we experienced an increase in volume of test takers from Ministry of Labor and Securities Association of China.”

Preliminary Financial Results for the Fourth Quarter 2008

For Fourth Quarter 2008, ATA estimates net revenues to be approximately RMB29.8 million (US$4.3 million), representing an 84.0% increase year-over-year. This increase was mainly driven by an estimated 263.7% increase in net revenues from testing services, and an estimated 31.2% increase in net revenues from test-based educational programs.

The overall number of tests delivered increased by 89.0% year-over-year to approximately 597,000 in Fourth Quarter 2008, while the average revenue per test delivered rose to RMB19.1 from RMB9.9 in the same period of fiscal year 2007. This increase in average revenue per test was due, in part, to a significant increase in the number of tests delivered for the Securities Association of China and Ministry of Labor.

Gross profit estimated to increase by 290.3% year-over-year to approximately RMB16.7 million (US$2.4 million) from RMB4.3 million in the same period last year. Gross margin estimated to increase to 56.1% in the Fourth Quarter 2008 from 26.4% in the same period last year, driven by higher contribution from the Company’s more profitable testing services as a percentage of total net revenue.

Operating expenses estimated to increase by 26.4% year-over-year to approximately RMB21.4 million (USS$3.0 million) from RMB16.9 million in the same period last year, primarily due to the increase in general and administrative expenses related to share-based compensation, an increase in our research and development staff, and incremental expenses related to being a public company.

Loss from operations estimated to decrease to approximately RMB4.6 million (US$0.7 million) from RMB12.6 million in the same period last year. Operating margin expected to be negative 15.4% in Fourth Quarter 2008 compared to negative 77.7% in the same period last year. Operating margin improved due to stable operating expenses and a fast-growing revenue base.

For the quarter, ATA estimates to have incurred a foreign currency loss of RMB7.6 million (US$1.1 million) primarily due to a high US dollar cash balance from the January IPO proceeds and RMB appreciated against the US dollar during the quarter.

Net loss for Fourth Quarter 2008 was approximately RMB10.8 million (US$1.5 million), compared to net loss of RMB11.8 million in the same period last year. Basic and diluted loss per common share expected to be RMB0.30 (US$0.04), and basic and diluted loss per ADS were RMB0.60 (US$0.09).

Net loss excluding share-based compensation expense and foreign currency exchange losses (non-GAAP) expected to be RMB1.3 million (US$0.2 million) for Fourth Quarter 2008 compared to loss of RMB11.1 million in the same period last year. Basic and diluted loss per ADS excluding share-based compensation expense and foreign currency exchange losses (non- GAAP) were expected to be RMB0.07 (US$0.01).

Preliminary Financial Results for the Fiscal Year Ended March 31, 2008

For the fiscal year ended March 31, 2008 ATA reported net revenues of approximately RMB172.8 million (US$24.6 million), representing a 103.6% increase over the fiscal year ended March 31, 2007.

Total number of tests delivered was approximately 3.6 million, an increase of 8.9% over the fiscal year ended March 31, 2007, while average revenue per test increased to approximately RMB21.5 from RMB7.4 the prior year.

Gross profit margin for the full year expected to expand to approximately 61.3% compared to 51.6% for the fiscal year ended March 31, 2007.

Operating margin expected to improve to approximately 14.8% compared to negative 23.1% for the fiscal year ended March 31, 2007.

Net income was approximately RMB15.1 million (US$2.2 million), and net income excluding share-based compensation expense and foreign currency exchange losses (non-GAAP) was approximately RMB30.5 million (US$4.4 million).

Basic and diluted earnings per ADS were approximately RMB1.19 (US$0.17) and RMB0.80 (US$0.11), respectively. Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange losses (non-GAAP) were RMB2.40 (US$0.34) and RMB1.62 (US$0.23), respectively.

Other Operating Data

As of March 31, 2008, ATA had 342 staff, 134 of which were in client service and support, 72 in sales and marketing, 73 in research and development and 63 in general and administrative functions.

As of March 31, 2008, ATA had 1,854 authorized test centers located throughout China.

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for the quarter ended March 31, 2008 were 18.0 million and 21.4 million respectively.

ATA had 43.6 million common shares outstanding as of March 31, 2008.

First Quarter 2009 and Full Year Fiscal Year 2009 Guidance

For the fiscal first quarter 2009, ATA forecasts net revenues will be in the range of RMB66 million to RMB69 million, representing year-over-year growth in the range of 149% to 161%. ATA re-iterates the expectation that net revenues for the fiscal year ended March 31, 2009 will be in the range of RMB340 million to RMB350 million, which is expected to represent a 97% to 103% growth over fiscal year 2008. This is ATA’s current and preliminary view, which is subject to change. Our results of operations for Fourth Quarter 2008 and the fiscal year ended March 31, 2008 are not necessarily indicative of our operating results for any future periods.

Conference Call

The Company will host a conference call at 6:00 p.m. ET on May 15, 2008, to discuss the results for the Fourth Quarter 2008. Joining Kevin Ma, CEO of ATA Inc., will be Walter Wang, Director and President, and Carl Yeung, Chief Financial Officer. To participate in the conference call, please dial +1(800)901-5248 five to ten minutes prior to the scheduled conference call time and ask to join the ATA Inc call. International callers should dial +1(617)786-4512. Callers from Hong Kong should dial +852-3002-1672.

If you are unable to participate in the call at this time, a replay will be available on May 15 at 9:00 p.m. ET, for seven days. To access the replay, dial +1(888)286-8010, international callers should dial +1(617)801-6888, and enter the pass code 64528046.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on ATA Inc.’s website at http://www.ata.net.cn. To listen to the live webcast, please go to ATA Inc.’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on ATA Inc.’s website for 90 days.

Other Announcements:

On May 13, 2008, ATA has completed the domestic PRC approvals required for acquisition of Beijing Jindixin Software Technology Company Limited, or Beijing Jindixin, and its parent company, JDX Holdings Limited. This acquisition is expected to expand ATA’s business by allowing ATA to market test delivery services to test sponsors that are using software developed by Beijing Jindixin. This will expand ATA’s scope of services to test sponsors that wish to outsource their test management systems, and leverage the relationships developed by the management of Beijing Jindixin with test sponsors.

ATA recorded registration of 470,000 test takers for the China Banking Association test scheduled to take place between May 31, 2008 and June 1, 2008. ATA expects its revenue per test taker for this client to decrease from RMB74 per test taker in fiscal year 2008 to RMB64 per test taker in fiscal year 2009. This is due to the China Banking Association lowering the test fee paid by candidates from RMB150 to RMB100. Although the test fee has been reduced, ATA will receive an effective higher revenue split of 64%, up from 49%. ATA will also reduce certain services in order to protect its profit per test taker. ATA believes that lower fees paid by test candidates will further support the high growth momentum for China Banking Association test takers. In addition, the new arrangement demonstrates ATA’s strong position as an established test delivery provider in China.

About ATA Inc.:

ATA is the leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. The Company’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology, or IT, services, banking, teaching, securities, insurance and accounting. ATA’s test center network comprised 1,854 authorized test centers located throughout China as of March 31, 2008, which the Company believes is the largest test center network of any commercial testing service provider in China. Combined with its test delivery technologies, this network allows ATA’s clients to administer large-scale nationwide tests in a consistent, secure and cost-effective manner. ATA has delivered over 24 million tests since it commenced operations in 1999, and in July 2007 delivered tests to more than 200,000 test takers in a single day for the China Banking Association, through its test delivery platform. For further information, please visit: http://www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “look forward to,” “outlook,” “forecast,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate” and similar terminology and include, among other things, the Company’s anticipated financial and operating results for the fiscal quarter ending June 30, 2008 and the fiscal year ending March 31, 2009. Among the factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipate may include the Company’s ability to meet challenges associated with its rapid expansion, the Company’s ability to meet the expectations of current and future clients, the Company’s ability to implement and maintain effective internal controls over financial reporting, the health of the PRC economy, and uncertainties with respect to the PRC legal and regulatory environments. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s prospectus dated January 28, 2008, which was filed with the U.S. Securities and Exchange Commission and is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, se “Risk Factors” beginning on page 9 of our prospectus.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following measures defined as non- GAAP financial measures by the U.S. Securities and Exchange Commission: net income excluding share-based compensation expenses and foreign currency exchange losses and basic and diluted earnings per ADS excluding share-based compensation expenses and foreign currency exchange losses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

ATA believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and foreign currency exchange losses, which may not be indicative of its operating performance from a cash perspective. ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance and liquidity. ATA computes its non-GAAP financial measures using the consistent method from quarter to quarter. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation expenses and basic and diluted earnings per share and per ADS excluding share-based compensation expenses is that share-based compensation charges have been and are expected to continue to be for the foreseeable future a significant recurring expense in ATA’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table captioned “Reconciliations of Non-GAAP measures to the most comparable GAAP measures” set forth at the end this release, has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

Currency Convenience Translation

The Company’s financial information is stated in RMB. The translation of RMB amounts for the Fourth Quarter 2008 into United States dollars is included solely for the convenience of readers and has been made at the rate of RMB7.0120 to US$1.00, the noon buying rate as of March 31, 2008 in the City of New York for cable transfers in RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into US dollar at that rate or any other rate, or to be the amounts that would have been reported under US GAAP.